DIVISION LETTERHEAD

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE


      					May 27, 2005

Mr. L.J. McLaughlin
Senior Vice President-Finance,
Secretary and Treasurer
Longview Fibre Company
300 Fibre Way
Longview, Washington  98632

Re:	Longview Fibre Company
	Item 4.02 Form 8-K
	Filed May 25, 2005
	File No. 001-10061

Dear Mr. McLaughlin:

	We have reviewed your Item 4.02 Form 8-K for compliance with the form requirements and have the following comment.
1. We note that you intend to file restated financial statements. However you have not indicated when you intend to do so. Please tell us when you intend to file restated financial statements. We may have further comment after you file the restated financial statements.

	You should file an amendment to the Form 8-K in response to this comment on or before June 6, 2005.

	If you have any questions, please call April Sifford at (202)
551-3684.

							Sincerely,


							April Sifford
							Branch Chief